

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3651

January 30, 2009

<u>Via Fax and U.S. Mail</u>

Philip Gay
President and Chief Executive Officer
Grill Concepts, Inc.
6300 Canoga Avenue, Suite 1700
Woodland Hills, CA 91367

RE: Grill Concepts, Inc.
Amendment No. 1 to Schedule 13E-3 filed on January 20, 2009
File No. 005-51213

Grill Concepts, Inc.
Amendment No. 1 to Preliminary Proxy Statement filed on January 20, 2009
File No. 000-23326

Dear Mr. Gay:

We have reviewed your responses to the comments in our letter dated December 31, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

<u>Schedule 13E-3</u>

1.   We note your response to comment one in our letter dated December 31, 2008 and that you have included all of your officers and directors as filing persons, including members of the Special Committee. Please revise the disclosure in your proxy statement to address the fairness determination and analysis of each filing person given that the members of the Special Committee are also affiliated filing persons, or advise us.

Schedule 14A

General

2. Please revise to state that the proxy statement and proxy card are preliminary.

3. We note that you estimate that you will save up to $766,000 per year; however, you intend to continue to have audited annual financial information. Therefore, you would still continue to incur some auditor fees and use of management and staff time to prepare these annual reports even after the going private transaction. Please revise to present the incremental cost savings from no longer being a public reporting company.

4. Please revise to disclose in an appropriate place to tell continuing shareholders what access they will have to your audited financial and unaudited periodic financial statements.

Summary Term Sheet, page 2
Fairness of the Transaction, page 5

5. Please include the fairness determination of each filing person.

Who are the Filing Persons, page 10

6. We note that you individually name each filing persons on page 46. Please name each of the officers and directors who are filing persons in the summary.

Background of the Transaction, page 16

7. We note your response to comment 27 in our letter dated December 31, 2008, and that Morgan Joseph did not present the Board with a range of possible cash out stock prices. Please revise to describe what the "various possible cash out stock prices" consist of.

8. We note your response to comment 28 in our letter dated December 31, 2008. Please summarize the November 2008 presentation and address any differences in analysis or results between the two presentations.

Effect on Market for Shares and Liquidity, page 23

9. We suggest revising to also disclose that switching to the pink sheets may also significantly reduce the overall price of your shares since investors tend to view companies without public, audited financial statements as inherently more risky investments.

Going Forward Value, page 27

10. We note your response to comment 37 in our letter dated December 31, 2008. Please revise to further explain Morgan Joseph's "going forward analyses" in the proxy statement as presented in the valuation report.

Procedural Fairness, page 28

11. We note your response to comment 39 in our letter dated December 31, 2008. However, we could not locate the noted disclosure regarding the mechanics to be undertaken to assure the procedural fairness.

Fairness Opinion of Financial Advisor, page 30

12. We note your response to comment 47 in our letter dated December 31, 2008, and revisions on page 32 of the proxy statement. Please explain what "general business assumptions" are and tell us how it is possible for your financial advisor to not make any material assumptions when performing the financial analyses.

Pro Forma Impact to Us, page 33

13. This analysis appears to suggest that it is fair to the continuing shareholders but does not support fairness for the shareholders being cashed out. Please revise to tell us why it makes sense to exclude the one-time expenses relating to the cash out in determining fairness to those being cashed out.

Material Federal Income Tax Consequences, page 37

14. We note your response to comment 52 in our letter dated December 31, 2008. Please revise to clarify that your officers and directors will be continuing shareholders and will not recognize any tax gain or loss in this transaction.

Security Ownership of Certain Beneficial Owners, page 48

15. We note your response to comment 5 in our letter dated December 31, 2008 and your revised disclosure as of December 28, 2008. Please continue to update all of the information in your documents, including under Item 1008 of Regulation M-A.

Closing

As appropriate, please amend your Schedule 13E-3 and Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Lauren Nguyen at (202) 551-3642 or Peggy Kim at (202) 551-3411 with any questions. You may reach me at (202) 551-3750.

      Sincerely,

      Max A. Webb
      Assistant Director

cc: Michael W. Sanders, Esq.
      via facsimile: (832) 446-2599